UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 27, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5000 Northfield Lane

Spring Hill, Tennessee 37174

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (615) 314-5900

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Class B Common Stock, no par value

Item 9. Other Events

Changes in Board of Directors

A special meeting of shareholders of Worldwide Stages, Inc., a Tennessee corporation (the “Company”), was held on November 27, 2023 (the “Special Meeting”). The Special Meeting was called by the Company’s Chief Executive pursuant to Section 2.2 of the Company’s bylaws with the purpose being to remove Doug Vander Weide and Pete Fisher from the Company’s Board of Directors (the “Board”). As of November 15, 2023, the record date of the Special Meeting, there were issued and outstanding and entitled to vote at the Special Meeting 5,300,001 shares of the Company’s Class A common stock (“Class A Shares”) (representing 530,000,100 votes) and 1,503,660 shares of the Company’s Class B common stock (“Class B Shares”) (representing 1,503,660 votes). At the Special Meeting, a total of 5,300,001 Class A Shares and 1,503,550 Class B Shares, representing a majority of the voting power of the Company, which constituted a quorum, were represented in person or by proxy.

The final results of the votes, including the votes cast for and against, as well as the number of abstentions, were as follows:

Director Removal Proposal

	Number of Votes Cast For Removal	Number of Votes Cast Against Removal	Abstain
Doug Vander Weide	369,768,250	161,734,400	1,000
	(69.57%)	(30.43%)	(0.00019%)
Pete Fisher	369,768,250	161,734,400	1,000
	(69.57%)	(30.43%)	(0.00019%)

Because the proposal to remove Messrs Vander Weide and Fisher from the Board received the affirmative votes of a majority of the votes cast at the meeting, they were removed from the Board.

After the Special Meeting, the ongoing members of the Board reduced the size of Board to three (3) members. There were no other changes in the membership of the Board.

Update on Non-payment of Valiant Notes

Reference is made to the Company’s Current Report on Form 1-U dated October 23, 2023 and filed with the Commission on October 24, 2023 (the “Noteholder 1-U”) and incorporated herein by this reference. In the Noteholder 1-U, the Company reported under Item 9 thereof that it, at that time, was unable to pay the outstanding principal amount and interest on the October Valiant Notes (as defined in the Noteholder 1-U) and that it might be unable to pay the outstanding principal amount and interest on the November Valiant Note (as defined in the Noteholder 1-U) when it matured on November 11, 2023.

The Company was unable to come to an agreement with any of the holders of the Valiant Notes (as defined in the Noteholder 1-U) regarding an extension of the maturity dates. Therefore, the Valiant Notes are in default. Should those defaults continue for 10 business days after the Company receives written notice of default from any holder of a Valiant Note, the holder could pursue any and all rights, powers and remedies provided under the Valiant Notes, up to and including an action in a court in Maury County, Tennessee seeking to collect the principal amount of, together with interest on, the note in question plus the holder’s reasonable costs of collection.

The Company also is exploring other capital sources in order to satisfy the Company’s obligations under the Valiant Notes. No assurances can be given that the Company will be successful on obtaining a new source of capital or what the terms of such capital might be.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLDWIDE STAGES, INC.

Date: November 30, 2023	By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr. Chief Executive Officer

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